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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               Amendment No. 3 to
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                            The Interlake Corporation
                            --------------------------
                                (Name of Issuer)

                          Common Stock, $1.00 par value
                         ------------------------------
                         (Title of Class of Securities)

                                    458702107
                                 --------------
                                 (CUSIP Number)


                             Abbe L. Dienstag, Esq.
                        Kramer, Levin, Naftalis & Frankel
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 715-9100
                     --------------------------------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                December 15, 1997
                      ------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: |_|

                               Page 1 of 12 pages

                                  SCHEDULE 13D
CUSIP No. 458702107                                           Page 2 of 12 Pages
--------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            DICKSTEIN & CO., L.P.                                     13-3321472
--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)   [_]

                                                     (b)   SEE ITEM 5
--------------------------------------------------------------------------------
3)  SEC USE ONLY

--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS

             WC
--------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                [_]

--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

            DELAWARE
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
                        Not Applicable
  NUMBER OF
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY             1,522,800 (See Item 5)
EACH REPORTING
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER
                        Not Applicable
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER
                        1,522,800 (See Item 5)
--------------------------------------------------------------------------------
11)  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON
     1,522,800 (See Item 5)
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                     [_]
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.5% (See Item 5)
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
            PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 458702107                                           Page 3 of 12 Pages
--------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            DICKSTEIN FOCUS FUND L.P.                                 13-3746015
--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)   [_]

                                                     (b)   SEE ITEM 5
--------------------------------------------------------------------------------
3)  SEC USE ONLY

--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS

             WC
--------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                [_]

--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

            DELAWARE
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
                        Not Applicable
  NUMBER OF
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY             349,000 (See Item 5)
EACH REPORTING
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER
                        Not Applicable
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER
                        349,000 (See Item 5)
--------------------------------------------------------------------------------
11)  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON
     349,000 (See Item 5)
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                     [_]
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     1.5% (See Item 5)
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
            PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 458702107                                           Page 4 of 12 Pages
--------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            DICKSTEIN INTERNATIONAL LIMITED
--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)   [_]

                                                     (b)   SEE ITEM 5
--------------------------------------------------------------------------------
3)  SEC USE ONLY

--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS

             WC
--------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                [_]

--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

            DELAWARE
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
                        Not Applicable
  NUMBER OF
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY             410,600 (See Item 5)
EACH REPORTING
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER
                        Not Applicable
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER
                        410,600 (See Item 5)
--------------------------------------------------------------------------------
11)  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON
     410,600 (See Item 5)
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                     [_]
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     1.8% (See Item 5)
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
            CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 458702107                                           Page 5 of 12 Pages
--------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            DICKSTEIN PARTNERS, L.P.                                  13-3544838
--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)   [_]

                                                     (b)   SEE ITEM 5
--------------------------------------------------------------------------------
3)  SEC USE ONLY

--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS

             AF
--------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                [_]

--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

            DELAWARE
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
                        Not Applicable
  NUMBER OF
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY             1,871,800 (See Item 5)
EACH REPORTING
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER
                        Not Applicable
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER
                        1,871,800 (See Item 5)
--------------------------------------------------------------------------------
11)  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON
     1,871,800 (See Item 5)
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                     [_]
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     8.0% (See Item 5)
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
            PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 458702107                                           Page 6 of 12 Pages
--------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            DICKSTEIN PARTNERS INC.                                   13-3321472
--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)   [_]

                                                     (b)   SEE ITEM 5
--------------------------------------------------------------------------------
3)  SEC USE ONLY

--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS

             AF
--------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                [_]

--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

            DELAWARE
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
                        Not Applicable
  NUMBER OF
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY             2,282,400 (See Item 5)
EACH REPORTING
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER
                        Not Applicable
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER
                        2,282,400 (See Item 5)
--------------------------------------------------------------------------------
11)  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON
     2,282,400 (See Item 5)
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                     [_]
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     9.8% (See Item 5)
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
            CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 458702107                                           Page 7 of 12 Pages
--------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           MARK DICKSTEIN                                             13-3321472
--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)   [_]

                                                     (b)   SEE ITEM 5
--------------------------------------------------------------------------------
3)  SEC USE ONLY

--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS

             AF
--------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                [_]

--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

            UNITED STATES
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
                        Not Applicable
  NUMBER OF
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY             2,282,400 (See Item 5)
EACH REPORTING
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER
                        Not Applicable
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER
                        2,282,400 (See Item 5)
--------------------------------------------------------------------------------
11)  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON
     2,282,400 (See Item 5)
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                     [_]
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     9.8% (See Item 5)
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
            IN
--------------------------------------------------------------------------------

                               Amendment No. 3 to
                                  Schedule 13D


         This amends the Schedule 13D dated July 25, 1997 (the "Schedule 13D"), as amended by Amendment No. 1 dated September 3, 1997, as amended by Amendment No. 2 dated October 1, 1997, filed by Dickstein & Co., L.P. ("Dickstein & Co."), Dickstein Focus Fund L.P. ("Dickstein Focus"), Dickstein International Limited ("Dickstein International"), Dickstein Partners, L.P. ("Dickstein Partners"), Dickstein Partners Inc. ("Dickstein Inc.") and Mark Dickstein with respect to the Common Stock, $1.00 par value (the "Common Stock"), of The Interlake Corporation, a Delaware corporation, (the "Company"). Notwithstanding this Amendment No. 3, the Schedule 13D speaks as of its date. Capitalized terms used without definition have the meanings ascribed to them in the Schedule 13D.

         I. Item 3 of the Schedule 13D "Source and Amount of Funds or other Consideration." is amended and restated as follows:

         "The shares of Common Stock reported to be owned by Dickstein & Co., Dickstein Focus and Dickstein International were acquired in the open market. The total cost of the reported shares by Dickstein & Co., Dickstein Focus and Dickstein International was $6,805,315, $1,774,957, and $1,882,634,
respectively. Such costs were funded out of working capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business."

         II. Items 5(a) and 5(c) of the Schedule 13D "Interest in Securities of the Issuer." are amended and restated as follows:

         "(a) The Reporting Persons beneficially own an aggregate of 2,282,400 shares of Common Stock, representing approximately 9.8% of the Common Stock outstanding. Dickstein & Co. owns 1,522,800 of such shares, representing approximately 6.5% of the Common Stock outstanding, Dickstein Focus owns 349,000 of such shares, representing approximately 1.5% of the Common Stock outstanding and Dickstein International owns 410,600 of such shares, representing approximately 1.8% of the Common Stock outstanding.1

         Mark Kaufman, a Vice President of Dickstein Inc., owns 17,000 shares of Common Stock and Arthur Wrubel, also a Vice President of Dickstein Inc. owns 4,000 shares of Common Stock.

--------
1 Percentages are based upon 23,301,792 shares of Common Stock reported outstanding as of October 15, 1997 in the Company's Quarterly Report on Form 10-Q for the quarter ended September 28, 1997.

         (c) Except for the transactions set forth on Schedule II annexed hereto, none of the persons identified in Item 2 has effected any transactions in the Common Stock during the past 60 days. All such transactions were effected in the open market."

                                    SIGNATURE


         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  December 16, 1997

                                    DICKSTEIN & CO., L.P.

                                    By:      Alan Cooper, as Vice President
                                             of Dickstein Partners Inc.,
                                             the general partner of
                                             Dickstein Partners, L.P., the
                                             general partner of Dickstein &
                                             Co., L.P.

                                    /s/ Alan Cooper
                                    ----------------------------------------
                                    Name:  Alan Cooper

                                    DICKSTEIN FOCUS FUND L.P.

                                    By:      Alan Cooper, as Vice President
                                             of Dickstein Partners Inc.,
                                             the general partner of
                                             Partners, L.P., the general
                                             partner of Dickstein Focus
                                             Fund L.P.

                                    /s/ Alan Cooper
                                    ----------------------------------------
                                    Name:  Alan Cooper

                                    DICKSTEIN INTERNATIONAL LIMITED

                                    By:      Alan Cooper, as Vice President
                                             of Dickstein Partners Inc.,
                                             the agent of Dickstein
                                             International Limited

                                    /s/ Alan Cooper
                                    ----------------------------------------
                                    Name:  Alan Cooper

                                    DICKSTEIN PARTNERS, L.P.

                                    By:      Alan Cooper, as Vice President
                                             of Dickstein Partners Inc.,
                                             the general partner of
                                             Dickstein Partners, L.P.

                                    /s/ Alan Cooper
                                    ----------------------------------------
                                    Name:  Alan Cooper

                                     DICKSTEIN PARTNERS INC.

                                     By: Alan Cooper, as Vice President

                                     /s/ Alan Cooper
                                    ----------------------------------------
                                     Name:  Alan Cooper

                                     /s/ Mark Dickstei
                                    ----------------------------------------
                                     Mark Dickstein

                                   SCHEDULE II

                             TRANSACTIONS IN COMMON
                                    STOCK OF
                            THE INTERLAKE CORPORATION

Shares Purchased by Dickstein & Co., L.P.

                                 Number of
                                  Shares                     Price
         Date                    Purchased                 Per Share                Commission                Total Cost

       10/27/97                    7,000                    5.3310                     435.00                  37,752.00
       11/04/97                   10,000                    5.0000                     615.00                  50,615.00
       11/06/97                   18,500                    5.0000                   1,125.00                  93,625.00
       11/07/97                    9,000                    4.7500                     555.00                  43,305.00
       11/10/97                    5,000                    4.9690                     315.00                  25,160.00
       11/12/97                   17,100                    4.8125                   1,041.00                  83,334.75
       11/13/97                   17,800                    4.5968                   1,083.00                  82,906.04
       11/14/97                    5,000                    4.3750                     315.00                  22,190.00


Shares Purchased by Dickstein International Limited


                                 Number of
                                  Shares                   Price Per
         Date                    Purchased                   Share                  Commission                Total Cost

       10/27/97                    1,400                    5.3310                     99.00                   7,562.40
       11/04/97                   15,000                    5.0000                    915.00                  75,915.00
       11/05/97                    2,500                    5.0000                    165.00                  12,665.00
       11/06/97                   25,000                    5.0000                  1,515.00                 126,515.00
       11/07/97                   18,000                    4.7500                  1,095.00                  86,595.00
       11/10/97                   15,000                    4.9690                    915.00                  75,450.00
       11/12/97                   14,600                    4.8125                    891.00                  71,153.50
       11/13/97                    4,000                    4.5968                    255.00                  18,642.20
       12/05/97                    7,600                    4.2500                    471.00                  32,771.00
       12/15/97                   51,000                    4.2140                  3,075.00                 217,989.00

Shares Purchased by Dickstein Focus Fund L.P.

                                 Number of
                                  Shares                   Price Per
         Date                    Purchased                   Share                  Commission                Total Cost

       10/27/97                    1,600                    5.3310                    111.00                   8,640.60
       11/06/97                    6,500                    5.0000                    405.00                  32,905.00
       11/07/97                    8,000                    4.7500                    495.00                  38,495.00
       11/12/97                    1,200                    4.8125                     87.00                   5,862.00
       11/13/97                    4,000                    4.5968                    255.00                  18,642.20


Shares Purchased by Mark Kaufman

                                 Number of
                                  Shares                   Price Per
         Date                    Purchased                   Share                  Commission                Total Cost

       11/07/97                    2,000                    4.7500                    280.45                   9,780.45
       11/14/97                    3,000                    4.3750                    377.15                  13,502.15


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